Electronic Articles of Organization
For
Florida Limited Liability Company

L18000103157
FILED 8:00 AM
April 24, 2018
Sec. Of State
slsingleton

Article I

The name of the Limited Liability Company is:

WE ARE KULA, LLC

Article II

The street address of the principal office of the Limited Liability Company is:

6366 POND APPLE RD.
BOCA RATON, FL. US 33433

The mailing address of the Limited Liability Company is:

6366 POND APPLE RD.
BOCA RATON, FL. US 33433

Article III

The name and Florida street address of the registered agent is:

VAUGHAN P DUGAN
6366 POND APPLE RD
BOCA RATON, FL. 33433

Having been named as registered agent and to accept service of process for the above stated limited liability company at the place designated in this certificate, I hereby accept the appointment as registered agent and agree to act in this capacity. I further agree to comply with the provisions of all statutes relating to the proper and complete performance of my duties, and I am familiar with and accept the obligations of my position as registered agent.

Registered Agent Signature: VAUGHAN P DUGAN

Article IV

The name and address of person(s) authorized to manage LLC:

Title: MGR
VAUGHAN P DUGAN
6366 POND APPLE RD.
BOCA RATON, FL. 33433 US

Title: MGR
SHAWN Z RUDNICK
3378 NW 34TH STREET
MIAMI, FL. 33142 US

Signature of member or an authorized representative

Electronic Signature: VAUGHAN P DUGAN

I am the member or authorized representative submitting these Articles of Organization and affirm that the facts stated herein are true. I am aware that false information submitted in a document to the Department of State constitutes a third degree felony as provided for in s.817.155, F.S. I understand the requirement to file an annual report between January 1st and May 1st in the calendar year following formation of the LLC and every year thereafter to maintain "active" status.

L18000103157
FILED 8:00 AM
April 24, 2018
Sec. Of State
slsingleton